MITTAL STEEL COMPANY N.V. FIRST QUARTER 2007 RESULTS

May 16, 2007 – Mittal Steel Company N.V. (referred to as “Arcelor Mittal”, “Mittal Steel” or “the Company”) (New York: MT; Amsterdam: MT; Madrid: MTS; Paris: MTP; Brussels: MTBL; Luxembourg: MT), the world’s largest and most global steel company, today announced results for the three months ended March 31, 2007.

Q107 Highlights:

•	Strong results above guidance

•	EPS has increased by 86% over Q106

•	$2.7 billion cash provided by operating activities in Q107 and strong net debt reduction in Q107 of $1.7 billion over Q406

•	Integration going well - on track to deliver synergies as planned – synergies of $573 million captured

Q107 Highlights (on the basis of IFRS, amounts in US$ and Euros1):

(US dollars in millions except earnings per share and shipments data)

	US Dollars
Results	Q1 2007	Q4 2006	Q1 2006
Shipments (million MT)[2]	27.0	26.7	14.1
Sales	24,476	23,203	8,430
Operating income	3,455	2,630	952
Net income	2,250	1,917	610
Basic earnings per share	$1.62	$1.38	$0.87

(Euros in millions except earnings per share and shipments data)

	Euros[1]
Results	Q1 2007	Q4 2006	Q1 2006
Shipments (million MT)[2]	27.0	26.7	14.1
Sales	18,675	17,997	7,010
Operating income	2,636	2,040	792
Net income	1,717	1,487	507
Basic earnings per share	€1.24	€1.07	€0.72
1.	US dollars have been translated into Euros using an average exchange rate (US$/Euro) of 1.3106, 1.2893 and 1.2026 for Q1 2007, Q4 2006 and Q1 2006, respectively.
2.	Some inter-company shipments are not eliminated.

Inter-company transactions have been eliminated in consolidation. The financial information in this press release and Appendix 1 has been prepared based on International Financial Reporting Standards as endorsed by the European Union (“IFRS”). While the financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in IAS 34, Interim Financial Reporting. Unless otherwise noted the numbers in this press release have not been audited.

MITTAL STEEL COMPANY N.V. FIRST QUARTER 2007 RESULTS

Net income for the three months ended March 31, 2007, was $2.3 billion, or $1.62 per share, as compared with net income of $1.9 billion, or $1.38 per share, for the three months ended December 31, 2006.

Consolidated sales and operating income for the three months ended March 31, 2007, were $24.5 billion and $3.5 billion, respectively, as compared with $23.2 billion and $2.6 billion, respectively, for the three months ended December 31, 2006.

Total steel shipments for the three months ended March 31, 2007, were 27.0 million metric tonnes as compared with 26.7 million metric tonnes for the three months ended December 31, 2006.

Analysis of operations for Q107 v Q106

During 2006, the Company’s operations have undergone major changes, primarily following the merger with Arcelor which has been consolidated from August 1, 2006, and therefore, the Q107 and Q106 results are not comparable.

Sales for the three months ended March 31, 2007, were $24.5 billion as compared with $8.4 billion for the three months ended March 31, 2006.

Depreciation for the three months ended March 31, 2007, was $891 million as compared with $357 million for the three months ended March 31, 2006.

Operating income for the three months ended March 31, 2007, increased to $3.5 billion as compared with $952 million for the three months ended March 31, 2006.

Income from equity method investments for the three months ended March 31, 2007, was $154 million as compared with $25 million for the three months ended March 31, 2006.

Net financing cost for the three months ended March 31, 2007, was $10 million as compared with $175 million for the three months ended March 31, 2006.

Income tax expense for the three months ended March 31, 2007, was $934 million as compared with $117 million for the three months ended March 31, 2006. The effective tax rate for the three months ended March 31, 2007, was 25.8% as compared with 14.5% for the three months ended March 31, 2006.

Net income for the three months ended March 31, 2007, was $2.3 billion as compared with $610 million for the three months ended March 31, 2006.

Analysis of operations for Q107 v Q406

Sales for the three months ended March 31, 2007, were $24.5 billion as compared with $23.2 billion for the three months ended December 31, 2006.

Depreciation for the three months ended March 31, 2007, was $891 million as compared with $865 million for the three months ended December 31, 2006.

Operating income for the three months ended March 31, 2007, increased to $3.5 billion as compared with $2.6 billion for the three months ended December 31, 2006.

Income from equity method investments for the three months ended March 31, 2007, was $154 million as compared with $163 million for the three months ended December 31, 2006.

Net financing cost for the three months ended March 31, 2007, was $10 million as compared with $179 million for the three months ended December 31, 2006.

Income tax expense for the three months ended March 31, 2007, was $934 million as compared with $377 million for the three months ended December 31, 2006. The effective tax rate for the three months ended March 31, 2007, was 25.8% as compared with 14.2% for the three months ended December 31, 2006.

Minority interest during the three months ended March 31, 2007, was $436 million as compared with $366 million for the three months ended December 31, 2006.

Net income for the three months ended March 31, 2007, increased to $2.3 billion as compared with $1.9 billion for the three months ended December 31, 2006.

Liquidity and Capital Resources

Arcelor Mittal’s principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of March 31, 2007, the Company’s cash and cash equivalents, including restricted cash and short-term investments, amounted to $8.3 billion as compared with $6.1 billion at December 31, 2006.

In addition, the Company, including its operating subsidiaries, had available borrowing capacity of $9.6 billion at March 31, 2007, as compared with $9.0 billion at December 31, 2006.

Changes in working capital resulted in the use of cash during the three months ended March 31, 2007 of $653 million compared to cash generated from changes in working capital of $1.9 billion for the three months ended December 31, 2006.

For the three months ended March 31, 2007, net cash provided by operating activities was $2.7 billion, as compared with $4.3 billion for the three months ended December 31, 2006.

On February 2, 2007, Arcelor Mittal declared an interim dividend of $0.325 per share. The cash dividend was paid on March 15, 2007 to Euronext Amsterdam, Euronext Brussels, Euronext Paris, Luxembourg Stock Exchange and Spanish Exchange shareholders of record on February 27, 2007, and to New York Stock Exchange shareholders of record on March 2, 2007.

Capital expenditures during the three months ended March 31, 2007, were $988 million as compared with $1.6 billion for the three months ended December 31, 2006.

On April 27, 2007, Standard & Poor’s Ratings Services revised its outlook on Arcelor Mittal to positive from stable. At the same time, the “BBB” long-term corporate credit rating on Arcelor Mittal was affirmed.

Recent Developments

•

On April 20, 2007, Arcelor Mittal finalized the acquisition of Sicartsa, a Mexican integrated steel producer, from Grupo Villacero, for an enterprise value of $1.4 billion, following all required approvals of the transaction, including by US and Mexican competition authorities.

•

On April 19, 2007, Arcelor Mittal employee representatives and management agreed on the principle of a new combined European Works Council (EWC). This new agreement replaces the EWC agreements that previously existed in both Mittal Steel Company N.V. and Arcelor S.A. prior to the merger and represents a major additional step in the integration process of Arcelor Mittal. The new Arcelor Mittal EWC will be representing over 130,000 employees within the European Union 27.

•

On September 25, 2006, the Comissão de Valores Mobiliários (the “CVM”), the Brazilian securities regulator, ruled that, as a result of Arcelor Mittal’s acquisition of Arcelor, Arcelor Mittal was required to carry out a public offer to acquire all of the outstanding shares in Arcelor Brasil not owned by Arcelor or any other affiliate of Arcelor Mittal. Pursuant to the ruling, the value to be offered to Arcelor Brasil’s shareholders is to be determined on the basis of the value of the part of the overall consideration paid for Arcelor by Arcelor Mittal that was attributable to Arcelor Brasil. On April 17, 2007, the CVM granted registration of the offer, which opened on April 27, 2007 and will close on June 4, 2007. The consideration to be offered per Arcelor Brasil share is R$11.70 in cash and 0.3568 Arcelor Mittal class A common shares, subject to certain adjustments. As of April 26, 2007, the total value offered per Arcelor Brasil share would be €18.27 ($24.90). Tendering Arcelor Brasil shareholders may also accept an all-cash option, pursuant to which they would receive cash in an amount equal to the value of the cash and share consideration described above, calculated in the manner set forth in the offering documents. On the basis of the closing price for Arcelor Mittal’s shares on the New York Stock Exchange on April 26, 2007, the maximum amount of cash that may be paid by Arcelor Mittal will be approximately €3.8 billion ($5.3 billion) (assuming 100% acceptance of the cash option). The maximum number of Arcelor Mittal class A common shares that may be issued will be approximately 76 million shares, representing 5% of the share capital of Arcelor Mittal on a diluted basis (assuming 100% acceptance of the mixed consideration option).

Outlook for Second Quarter 2007

The Company expects second quarter 2007 EBITDA to be higher than that in the first quarter. The Company expects overall shipment levels to be higher than Q107 levels by approximately 3-5%. The profitability of the Flat Carbon Americas division is expected to improve. Long Carbon Americas and Europe profitability is expected to continue to improve due to strong market conditions. AACIS profitability is expected to improve due to increase in volumes. The profitability of the Flat Carbon Europe and AM3S division is expected to remain stable. The profitability of the Stainless Steel division is expected to decline. The Company expects an effective tax rate of approximately 25% for the year.

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	December 31,
In millions of US dollars	2007	2006[1]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$8,277	$6,146
Trade accounts receivable – net	10,318	8,769
Inventories	19,319	19,238
Prepaid expenses and other current assets	5,838	5,209
Total Current Assets	43,752	39,362

Goodwill and intangible assets	10,720	10,782
Property, plant and equipment –net	54,351	54,696
Investments in affiliates and joint ventures	4,058	3,492

Deferred tax assets	1,563	1,670
Other assets	2,340	2,164
Total Assets	$116,784	$112,166

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$5,829	$4,922
Trade accounts payable	10,909	10,717
Accrued expenses and other current liabilities	10,061	8,921
Total Current Liabilities	26,799	24,560

Long-term debt, net of current portion	21,200	21,645
Deferred tax liabilities	7,419	7,274
Other long-term obligations and deferred employee benefits	8,182	8,496
Total Liabilities	63,600	61,975

Total Shareholders’ Equity	44,642	42,127
Minority Interest	8,542	8,064
Total Equity	53,184	50,191
Total Liabilities and Shareholders’ Equity	$116,784	$112,166

1 Amounts are derived from the Company’s audited financial statements for the year ended December 31, 2006

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED STATEMENTS OF INCOME DATA & OTHER INFORMATION

	Three Months Ended
In millions of US dollars, except shares, per share and shipment data	March 31, 2007	December 31, 2006	March 31, 2006
STATEMENT OF INCOME

Sales	$ 24,476	$ 23,203	$8,430
Depreciation	891	865	357
Operating income	3,455	2,630	952
Operating margin %	14.1%	11.3%	11.3%

Other income (expense) – net	21	46	7
Income from equity method investments	154	163	25

Financing costs - net	(10)	(179)	(175)
Income before taxes and minority interest	3,620	2,660	809

Income tax expense	934	377	117
Income before minority interest	2,686	2,283	692
Minority interest	(436)	(366)	(82)
Net income	$2,250	$ 1,917	$610
Basic earnings per common share	$1.62	$1.38	$0.87
Diluted earnings per common share	1.62	1.38	0.86
Weighted average common shares outstanding (in millions)	1,386	1,385	704
Diluted weighted average common shares outstanding (in millions)	1,388	1,387	706

OTHER INFORMATION
Total shipments of steel products[1] (Millions of metric tonnes)	27.0	26.7	14.1

1.	Some inter-company shipments are not eliminated

MITTAL STEEL COMPANY N.V. CONSOLIDATED FINANCIAL & OTHER INFORMATION

MITTAL STEEL COMPANY N.V. UNAUDITED CONSOLIDATED

STATEMENTS OF CASH FLOWS

In millions of US dollars	Three Months Ended
	March 31, 2007	December 31, 2006	March 31, 2006
Operating activities:
Net Income	2,250	1,917	610
Adjustments to reconcile net income to net cash provided by operations:
Minority interests	436	366	82
Depreciation	891	865	357
Others	(274)	(785)	(207)
Changes in operating assets and liabilities, net of effects from acquisition	(653)	1,904	(454)
Net cash provided by operating activities	$2,650	$4,267	$388
Investing activities:
Purchase of property, plant and equipment	(988)	(1,633)	(263)
Acquisition of net assets of subsidiaries, net of cash acquired	862	(43)	(15)
Net cash used in investing activities	(126)	(1,676)	(278)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	15	(2,292)	7
Dividends paid	(514)	(210)	(136)
Other financing activities (net)	46	(42)	-
Net cash provided by (used in) financing activities	(453)	(2,544)	(129)
Net increase (decrease) in cash and cash equivalents	2,071	47	(19)
Effect of exchange rate changes on cash	67	241	35
Cash and cash equivalents:
At the beginning of the period	6,020	5,732	2,035
At the end of the period	$8,158	$6,020	$2,051

Appendix 1 - First Quarter 2007

Key financial and operational information

Amounts in millions of US dollars unless otherwise stated	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	AM3S
Financial Information

Sales	$5,107	$8,174	$5,488	$4,035	$2,331	$3,366

Depreciation	228	281	141	132	56	27

Operating income	584	1,072	947	744	373	121

Operating margin (as a percentage of sales)	11.4%	13.1%	17.3%	18.4%	16.0%	3.6%

Capital expenditure	318	314	181	105	36	25

Operational Information

Crude Steel Production (Thousand MT)	7,539	9,963	5,962	5,281	613	-

Steel Shipments (Thousand MT)	6,597	8,653	6,169	5,117	498	3,775

Employees	36,062	68,981	51,006	133,305	11,481	11,798
•	Crude steel production is a combination of crude steel at the former Arcelor units and liquid steel at the former Mittal Steel units
•	Some inter segment and intra segment sales have not been eliminated.
•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated.

The 2006 segmental information has been reallocated to conform to the 2007 allocation.

Appendix 2 - Quarter 1 2007

Shipment by geographical location

Amounts in thousand tonnes	Shipments

FCA:	6,597
North America[1]	5,404
South America	1,193
FCE:	8,653
Europe	8,653
LC:	6,169
North America	763
South America	1,259
Europe	4,147
AACIS:	5,117
Africa	2,107
Asia, CIS & Other	3,010
Stainless Steel:	498

1 Includes shipments from Mexico

•	Some inter-company shipments have not been eliminated.
•	AM3S shipments are not consolidated in group total